INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road Toronto, Ontario M9W 5X2

October 11, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Intellipharmaceutics International Inc.
        Registration Statement on Form F-1
        SEC File No. 333- 227448

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Intellipharmaceutics International Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement will be declared effective at 5:00 P.M. (Eastern Time) on Thursday, October 11,  2018, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as an acknowledgement by the Registrant of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

INTELLIPHARMACEUTICS INTERNATIONAL INC.
By: /s/ Andrew Patient
Name: Andrew Patient
Title:  Chief Financial Officer